                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                             --------------------


                                 SCHEDULE 13G
                                (Rule 13d-102)


         INFORMATION STATEMENT PURSUANT TO RULES 13D-1(B) AND (C) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)



                            K&G Men's Center, Inc.
      ------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, $.01 par value per share
      -------------------------------------------------------------------
                        (Title of Class of Securities)



                                   482245107
      -------------------------------------------------------------------
                                (CUSIP Number)



                        (Continued on following pages.)


                              (Page 1 of 5 Pages)

CUSIP No. 482245107                   13G                      Page 2 of 5 Pages
                               (Amendment No. 1)

--------------------------------------------------------------------------------
 1  Name of Reporting Person: W. PAUL RUBEN
    I.R.S. Identification No. of Above Person (Entities Only):
--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Citizenship or Place of Organization

    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
Number of              5  Sole Voting Power:  1,007,757 shares
Shares
                       ---------------------------------------------------------
Beneficially           6  Shared Voting Power:  N/A
Owned By
                       ---------------------------------------------------------
Each                   7  Sole Dispositive Power:  918,455 shares
Reporting
                       ---------------------------------------------------------
Person With            8  Shared Dispositive Power:  89,302 shares

--------------------------------------------------------------------------------
 9  Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,007,757 shares

--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares     [_]

--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9):  9.9%

--------------------------------------------------------------------------------
12  Type of Reporting Person: IN

--------------------------------------------------------------------------------

                              (Page 2 of 5 Pages)

ITEM 1(A).  NAME OF ISSUER:

            K&G Men's Center, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1750 - A Ellsworth Industrial Boulevard
            Atlanta, Georgia  30318

ITEM 2(A).  NAME OF PERSON FILING:  W. Paul Ruben

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            1750 - A Ellsworth Industrial Boulevard
            Atlanta, Georgia  30318

ITEM 2(C).  CITIZENSHIP:  United States of America

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:  Common Stock, $.01 par value per share
ITEM 2(E).  CUSIP NUMBER:  482245107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            (a) [_] Broker or dealer registered under Section 15 of the Act,

            (b) [_] Bank as defined in Section 3(a)(6) of the Act,

            (c) [_] Insurance Company as defined in Section 3(a)(19) of the Act,

            (d) [_] Investment Company registered under Section 8 of the
                Investment Company Act,

            (e) [_] Investment Adviser registered under Section 203 of the
                Investment Advisers Act of 1940,

            (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

            (g) [_] Parent Holding Company, in accordance with
                Rule 13d-1(b)(ii)(G); see Item 7,

            (h) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


                              (Page 3 of 5 Pages)

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:  1,007,757 shares.


          (b) Percent of class: 9.9%

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:
                                  1,007,757 shares

               (ii)  Shared power to vote or to direct the vote: -0- shares

               (iii) Sole power to dispose or to direct the disposition of:
                                  918,455 shares

               (iv)  Shared power to dispose or to direct the disposition of:
                                   89,302 shares**

**Although the Reporting Person currently has sole voting power with respect to such shares, the Reporting Person is restricted from exercising sole dispositive power because the shares are subject to an option, held by John Dancu, the Chief Operating Officer of the Issuer, to purchase all of such 89,302 shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATION.

          Not Applicable.



                    [SIGNATURE APPEARS ON FOLLOWING PAGE.]


                              (Page 4 of 5 Pages)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February __, 1998
                                       -----------------------------------------
                                                         (Date)


                                                    /s/ W. Paul Ruben
                                       -----------------------------------------
                                                      W. PAUL RUBEN
                                                 SECRETARY AND DIRECTOR
                                                  K&G MEN'S CENTER, INC.

                              (Page 5 of 5 Pages)